FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

February 28, 2008

Commission File Number: 001-33821

VISIONCHINA MEDIA INC.

(Translation of registrant’s name into English)

1/F Block No.7 Champs Elysees

Nongyuan Road, Futian District

Shenzhen 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VISIONCHINA MEDIA INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIONCHINA MEDIA INC.

	By:	/s/ Limin Li
	Name:	Limin Li
	Title:	Chairman and Chief Executive Officer

Date: February 28, 2008

Exhibit 99.1

VisionChina Media Announces Fourth Quarter and Full Year 2007 Results

2007 Total Revenues Grew 658.7% Year-Over-Year

Fourth Quarter 2007 Net Income Grew 52.7% Quarter-Over-Quarter

BEIJING, Feb. 27 /Xinhua-PRNewswire/ — (Nasdaq: VISN)

Fourth Quarter 2007 Highlights

•

Total revenues in the fourth quarter of 2007 grew 495.2% year-over-year and 29.0% quarter-over-quarter to $12.0 million, out of which advertising services revenues grew 924.3% year-over-year and 34.2% quarter-over-quarter to $11.7 million.

•	Network capacity, which is measured by total broadcasting hours, reached 23,908 hours in the fourth quarter of 2007 compared to 22,269 hours in the third quarter of 2007.

•	On average, the Company sold 8.69 advertising minutes per broadcasting hour in the fourth quarter of 2007, compared to 8.37 minutes per broadcasting hour in the third quarter of 2007.

•

Average advertising service revenues per broadcasting hour grew 23.7% quarter-over-quarter to $474 dollars per broadcasting hour, compared to $383 per broadcasting hour in the third quarter of 2007, as a result of the latest rate card increase that took place across the Company’s networks on November 1st, 2007.

•

Gross profit in the fourth quarter of 2007 was $7.6 million, an increase of 40.4% from $5.4 million in the third quarter of 2007, and a significant turn-around from the net loss of $1.4 million in the fourth quarter of 2006.

•

Operating profit in the fourth quarter of 2007 was $5.0 million, an increase of 33.9% from $3.7 million in the third quarter of 2007, and a significant turn-around from the net loss of $2.3 million in the fourth quarter of 2006.

•

Net income in the fourth quarter of 2007 was $5.7 million, an increase of 52.7% from $3.8 million in the third quarter of 2007, and a significant turn-around from a $2.2 million net loss in the fourth quarter of 2006.

•

Fully diluted net income per share and fully diluted proforma net income per share in the fourth quarter 2007 were $0.10 and $0.10, respectively (each of our ADSs represents one common share) compared to $0.05 and $0.07, respectively, for the third quarter of 2007.

•	Due to improved profitability, operating cash flow became positive in the fourth quarter of 2007; and the Company had cash and cash equivalents of $131.1 million as of December 31, 2007.

Full Year 2007 Highlights

•	Total revenues in 2007 grew 658.7% to $29.4 million, out of which advertising services revenues grew 1,252.1% over the previous year to $27.5 million.

•	Network capacity, which is measured by total broadcasting hours, reached 77,925 hours in 2007 compared to 30,640 in 2006.

•	The Company sold an average of 7.04 advertising minutes per broadcasting hour in 2007 compared to an average of 1.08 advertising minutes per broadcasting hour in 2006.

•	Average advertising service revenues per broadcasting hour grew 508.9% in 2007 to $341 per broadcasting hour, compared to $56 per broadcasting hour in 2006.

•	Gross profit in 2007 grew to $15.0 million compared to a loss of $1.7 million in 2006.

•	Operating profit in 2007 was $8.6 million, compared to a loss of $4.1 million in 2006.

•	Net income was $9.4 million in 2007, compared to a net loss of $4.1 million in 2006.

•	Fully diluted net income per share and fully diluted proforma net income per share for 2007 were $0.11 and $0.19, respectively, compared a net loss per share of $0.26 and $0.13 in 2006 respectively.

Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “2007 was an exciting year for VisionChina Media. Following our IPO in December, we harnessed our leadership position in the mobile digital television industry to execute our strategy, expand our network and attract new advertisers. Our screens display the programming that viewers demand and reach the audiences that national brands target. The combination of these factors allows us to compete directly with traditional indoor television. This summer, the Olympic Games will be aired on our screens on buses and subways in Beijing and other cities, giving us an unprecedented opportunity to showcase our offerings to China and the world.”

Mr. Li continued, “Since our successful IPO, we have expanded our network coverage to include Taiyuan, the capital city of Shanxi province, bringing the total number of cities we cover to 15. We have also increased our sales force dramatically, hiring over

70 new employees, the vast majority of whom have over five years experience in digital outdoor media and bring with them strong existing relationships.”

Dina Liu, VisionChina Media’s chief financial officer, added, “Our national advertising network, strong brand name and operational expertise further enhance our ability to draw top quality advertising dollars and attract bus companies hoping to partner with us. Our strong fourth quarter results demonstrate the continued operating leverage inherent in our business model. Additionally, our strong balance sheet, enhanced by our IPO, positions us well to continue our expansion both organically and through acquisitions”

Fourth Quarter 2007 Results

VisionChina’s total revenues were $12.0 million for the fourth quarter of 2007, an increase of 495.2% compared to $2.0 million for the fourth quarter of 2006 and an increase of 29.0% compared to $9.3 million in the third quarter of 2007.

Advertising service revenues were $11.7 million in the fourth quarter of 2007, an increase of 924.3% compared to $1.1 million in the fourth quarter of 2006 and an increase of 34.2% compared to $8.7 million in the third quarter of 2007. Total broadcasting hours reached 23,908 in the fourth quarter of 2007 compared to 22,269 in the third quarter of 2007. Average advertising revenues per broadcasting hour were $474 in the fourth quarter of 2007 compared to $383 in the third quarter of 2007. On average, the Company sold 8.69 advertising minutes per broadcasting hour in the fourth quarter of 2007 compared to 8.37 advertising minutes per broadcasting hour in the third quarter of 2007. Up to December 31, 2007, more than 300 advertisers had purchased advertising time on the Company’s network either directly or through an advertising agent.

Media cost, the most significant component of advertising service cost of revenues, was $3.2 million in the fourth quarter of 2007, representing 77.6% of total advertising service costs, compared to $2.8 million or 82.8% of total advertising service costs in the third quarter of 2007.

Gross profit in the fourth quarter of 2007 was $7.6 million, an increase of 40.4% compared to $5.4 million in the third quarter of 2007 and compared to a $1.4 million gross loss in the fourth quarter of 2006. Advertising service gross margin was 64.8% in the fourth quarter of 2007, compared to 61.4% in the third quarter of 2007. The advertising equipment gross margin in the fourth quarter of 2007 was 15.4%, compared to 14.6% in the third quarter of 2007.

Selling and marketing expenses were $0.9 million in the fourth quarter of 2007, an increase of 522.7% compared to $0.2 million in the fourth quarter of 2006, and an increase of 30.1% compared to $0.7 million in the third quarter of 2007, primarily due to an increase in advertising service revenues and increased headcount. Selling and marketing expenses represented 8.0% of the Company’s advertising service revenues in the fourth quarter of 2007 compared to 8.3% in the third quarter of 2007.

General and administrative expenses were $1.2 million in the fourth quarter of 2007, an increase of 104.8% compared to $0.6 million in the fourth quarter of 2006, and an increase of 76.2% compared to $0.7 million in the third quarter of 2007, primarily due to the incremental expenditures associated with the Company’s IPO and also due to expansion in headcount.

Losses from equity method investments amounted to $0.5 million in the fourth quarter of 2007, compared to a $0.2 million loss in the fourth quarter of 2006, and a $0.3 million loss in the third quarter of 2007.

Operating profit was $5.0 million in the fourth quarter of 2007, an increase of 33.9% from $3.7 million in the third quarter of 2007, and a significant turn-around from the $2.3 million operating loss in the fourth quarter of 2006.

The Company recognized an income tax benefit of $0.3 million in the fourth quarter of 2007, primarily attributable to previous losses carried forward.

Net income was $5.7 million in the fourth quarter of 2007, an increase of 52.7% from $3.8 million in the third quarter of 2007, and a significant turn-around from the $2.2 million net loss in the fourth quarter of 2006. Fully diluted net income per share and fully diluted proforma net income per share for the fourth quarter of 2007 was $0.10 and $0.10, respectively.

As of December 31, 2007, the Company had 41,410 digital television displays in its network, compared to 33,584 as of September 30, 2007. Due to improved profitability, operating cash flow was positive for first time in the fourth quarter of 2007; and the Company had cash and cash equivalents of $131.1 million as of December 31, 2007. In the fourth quarter of 2007, depreciation and amortization was $0.2 million and Capex was $2.0 million.

As of December 31, 2007, the company had 216 employees, compared to 186 employees as of September 30, 2007, of which 120 employees are sales and marketing personnel, compared to 103 as of September 30, 2007.

Full Year 2007 Results

Total revenues in 2007 were $29.4 million, an increase of 658.7% from 2006.

Advertising service revenues in 2007 were $27.5 million, an increase of 1,252.1% from 2006.

Gross profit in 2007 was $15.0 million, compared to a $1.7 million gross loss in 2006. Advertising service gross margin and advertising equipment gross margin were 53.4% and 16.6%, respectively, in 2007. Operating profit in 2007 was $8.6 million, compared to a $4.1 million operating loss in 2006.

Selling and marketing expenses in 2007 were $2.1 million, an increase of 446.2% from 2006.

General and administrative expenses in 2007 were $2.9 million, an increase of 76.2% from 2006. The increase was due to the incremental expenditures associated with the Company’s IPO and also due to expansion in headcount.

Losses from equity method investments amounted to $1.3 million in 2007, compared to a $0.5 million loss in 2006.

Operating profit was $8.6 million in 2007, compared to a $4.1 million operating loss in 2006.

The Company recognized an income tax benefit of $0.3 million in 2007, compared to nil in 2006.

Net income in 2007 was $9.4 million, compared to a $4.1 million net loss in 2006. Fully diluted net income per share and fully diluted proforma net income per share for 2007 were $0.11 and $0.19, respectively.

Other Recent Developments

In January 2008, VisionChina promoted Mr. Haijun Liu to be its chief development officer in charge of the Company’s network expansion. Previously, Mr. Liu was in charge of the Company’s Beijing operations. Under his leadership, the Company was not only able to rapidly bring the number of digital television displays on buses to approximately 18,000 as of December 31, 2007, a respectable level of penetration on Beijing buses, in August 2007, the Company also successfully secured contracts with Beijing subways to expand VisionChina’s presence on two of Beijing’s subway lines.

In February 2008, VisionChina entered an exclusive agency agreement with Shanxi Da Zhong Mobile Television Co., Ltd. (“Shanxi Da Zhong”) to operate mobile digital television advertising on all public buses covered by the Shanxi Da Zhong network in the city of Taiyuan, the capital city of Shanxi province, for 8 years beginning February 3, 2008.

On February 25, 2008, VisionChina appointed Alfred Tong, former marketing director of PepsiCo International, China, who has had a long career working for 4A agencies in China, as chief marketing officer. Alfred will lead a team of 180 sales and marketing personnel to sell minutes on the Company’s network, that’s utilization, to great extent, is driven by sales efforts. 70 of the sales personnel are recent additions, coming to VisionChina Media from other well-established out-of-home media companies in China, since the Company’s December 2007 IPO.

Business Outlook

The Company estimates its total revenues for the first quarter of 2008 will range from $12.5 million to $13.5 million, out of which advertising service revenues is expected to be between $12.0 to $13.0 million. First quarter 2008 net income excluding share-based compensation expenses (non-GAAP) is expected to be between $4.0 million and $4.5 million. Margins will be negatively impacted by fixed media cost payments in the first quarter of 2008 due to three new exclusive agency agreements that the Company entered into during the first quarter to secure fixed cost long-term capacity. Excluding these incremental costs, the Company expects first quarter 2008 net income, excluding share-based compensation expenses (non-GAAP), to be between $4.8 million and $5.4 million.

The Company estimates its total revenues for full year 2008 to range from $90 million to $94 million. Net income for full year 2008, excluding share-based compensation expenses (non-GAAP), is expected to be between $38 million to $40 million.

Dial-in details for the earnings conference call are as follows:

US Toll Free: +1-800-510-9691

Hong Kong: +852-3002-1672

International: +1-617-614-3453

Passcode for all regions: VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until March 28, 2008.

US Toll Free: +1-888-286-8010

International: +1-617-801-6888

Passcode: 35049977

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina’s website at http://www.visionchina.cn.

About VisionChina Media, Inc.

VisionChina (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reach over 26 million viewers each day in China, according to CTR Market Research. As of December 31, 2007, VisionChina’s advertising network included over 41,400 digital television displays on mass transportation systems in 15 of China’s most affluent cities, including Beijing, Guangzhou and Shenzhen. VisionChina has the unique ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP net income, excluding non-cash share-based compensation. The company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina’s liquidity and when planning and forecasting future periods.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Mr. AJ Wang
Senior IR Manager, VisionChina Media, Inc.
Tel:	+86-10-8418-6339
Email:	aj.wang@visionchina.cn

Mrs. Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel:	+86-10-8520-3090
Email:	helen.plummer@ogilvy.com

In the United States:
Mr. Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Tel:	+1-212-880-5363
Email:	jeremy.bridgman@ogilvypr.com

VisionChina Media Inc.

Condensed Consolidated Balance Sheets

	December 31, 2007 Unaudited	September 30, 2007 Unaudited	December 31, 2006 Note(1)
	(in USD thousands, except for share, per share information)
ASSETS
Current Assets:
Cash and cash equivalents	131,140	29,513	5,216
Accounts receivable, net of allowance for doubtful accounts of $73,354, $76,477 and $nil as of December 31, 2006, September 30, 2007 and December 31, 2007, respectively	13,256	7,503	832
Amounts due from related parties	3,633	3,138	1,533
Prepaid expenses and other current assets	9,683	9,748	3,284
Deferred tax assets, net	332	—	—
Total current assets	158,044	49,902	10,865

Non-current Assets:
Fixed assets, net	7,709	4,728	443
Investments under equity method	6,715	7,016	3,747
Other investments	2,129	2,740	1,989
Long-term prepaid expenses	703	314	—
Total non-current assets	17,256	14,798	6,179
TOTAL ASSETS	175,300	64,700	17,044

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,237	2,675	576
Amounts due to related parties	328	148	185
Accrued expenses and other current liabilities	6,054	2,710	481
Total current liabilities	10,619	5,533	1,242
Mezzanine Equity:
Series A convertible redeemable preferred shares ($0.0001 par value; 14,250,000 and 15,994,173 shares authorized as of December 31, 2006 and September 30, 2007, respectively; and 14,250,000 issued and outstanding as of December 31, 2006 and September 30, 2007, respectively (liquidation value: $21,375,000))	—	16,840	15,220
Series B convertible redeemable preferred shares ($0.0001 par value; 17,889,088 shares authorized, 17,889,088 shares issued and outstanding as of September 30, 2007 (liquidation value: $60,000,000))	—	41,233	—

Minority Interest	653	—	—

Shareholders’ Equity: Common shares ($0.0001 par value; 50,000,000, 76,116,739 and 200,000,000 shares authorized as of December 31, 2006, September 30, 2007 and December 31, 2007, respectively; 22,000,000, 22,000,000 and 68,386,838 shares issued and authorized as of December 31, 2006, September 30, 2007 and December 31, 2007, respectively.)	7	2	2
Additional paid-in capital	163,820	6,259	6,137
Accumulated deficit	(3,301)	(6,996)	(6,069)
Accumulated other comprehensive income	3,502	1,829	512
Total shareholders’ equity	164,028	1,094	582

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	175,300	64,700	17,044

(1)	Information was extracted from the audited financial statements included in the prospectus of the Company filed with the Securities and Exchange Commission on December 6, 2007.

VisionChina Media Inc.

Condensed Consolidated Statements of Income

	For the three months ended
	Dec. 31, 2007 Unaudited	Sep. 30, 2007 Unaudited	Dec. 31, 2006 Unaudited
	(in USD thousands, except for share, per share information)
Revenues:
Advertising service revenues	11,687	8,707	1,141
Advertising equipment revenues	325	604	877
Total revenues	12,012	9,311	2,018

Cost of revenues:
Advertising service cost	(4,111)	(3,365)	(2,643)
Advertising equipment cost	(275)	(516)	(779)
Total cost of revenues:	(4,386)	(3,881)	(3,422)

Gross profit (loss)	7,626	5,430	(1,404)

Operating expenses:
Selling and marketing	(934)	(718)	(150)
General and administrative	(1,198)	(680)	(585)
Total operating expenses	(2,132)	(1,398)	(735)

Loss from equity method investees	(482)	(290)	(239)
Government grant	0	0	126
Operating profit (loss)	5,012	3,742	(2,252)
Interest income	409	39	33
Other expenses	(32)	(27)	(8)

Net income (loss) before income tax	5,389	3,754	(2,227)
Taxation	332	—	—
Net income (loss) after income tax	5,721	3,754	(2,227)

Minority interest	11	—	—
Net income (loss)	5,732	3,754	(2,227)

Deemed dividend on convertible redeemable preferred shares	(2,037)	(2,509)	(587)

Net income (loss) attributable to holders of common shares	3,695	1,245	(2,814)

Net income (loss) per share
Basic	0.11	0.06	(0.13)
Diluted	0.10	0.05	(0.13)

Number of share used in computation of net income (loss) per share:
Basic	32,749,732	22,000,000	22,000,000
Diluted	59,532,622	23,281,758	22,000,000

Proforma income (loss) per share on an as converted basis:
Basic	0.10	0.07	(0.06)
Diluted	0.10	0.07	(0.06)

Number of share used in computation of proforma per share amount on an as converted basis
Basic	57,552,724	51,222,389	36,250,000
Diluted	59,532,622	52,504,147	36,250,000

(1) Information was extracted from the audited financial statements included in the prospectus of the Company filed with the Securities and Exchange Commission on December 6, 2007.
(2) Share-based compensation expenses during the related periods included in:

Cost of revenues	(11)	(8)	(38)
Selling and marketing expenses	(69)	(23)	(5)
General and administrative expenses	(19)	(14)	(36)
Total	(99)	(45)	(79)

(3)	Pro forma basic and diluted earnings per share are computed by dividing net income by weighted average number of common shares outstanding for the period plus the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share upon closing of the initial public offering as if the conversion had occurred at the beginning of the period, or when the preferred shares were issued, if later.

VisionChina Media Inc.

Condensed Consolidated Statements of Income

	Twelve months ended
	December 31, 2007 Unaudited	December 31, 2006 Note(1)
	(in USD thousands, except for share, per share information)
Revenues:
Advertising service revenues	27,489	2,033
Advertising equipment revenues	1,897	1,840
Total revenues	29,386	3,873

Cost of revenues:
Advertising service cost	(12,802)	(3,967)
Advertising equipment cost	(1,583)	(1,640)
Total cost of revenues:	(14,385)	(5,607)

Gross profit (loss)	15,001	(1,734)

Operating expenses:
Selling and marketing	(2,149)	(393)
General and administrative	(2,950)	(1,674)
Total operating expenses	(5,099)	(2,067)

Loss from equity method investees	(1,262)	(470)
Government grant	0	126
Operating profit (loss)	8,640	(4,145)
Interest income	506	99
Other expenses	(96)	(23)

Net income (loss) before income tax	9,050	(4,069)
Taxation	332	—
Net income (loss) after income tax	9,382	(4,069)

Minority interest	11	—
Net income (loss)	9,393	(4,069)

Deemed dividend on convertible redeemable preferred shares	(6,625)	(1,583)
Net income (loss) attributable to holders of common shares	2,768	(5,652)

Net income (loss) per share
Basic	0.11	(0.26)
Diluted	0.11	(0.26)

Number of share used in computation of net income (loss) per share:
Basic	24,709,522	22,000,000
Diluted	25,771,702	22,000,000

Proforma income (loss) per share on an as converted basis:
Basic	0.20	(0.13)
Diluted	0.19	(0.13)

Number of share used in computation of proforma per share amount on an as converted basis
Basic	48,015,415	32,306,849
Diluted	49,077,596	32,306,849

(1)	Information was extracted from the audited financial statements included in the prospectus of the Company filed with the Securities and Exchange Commission on December 6, 2007.
(2)	Share-based compensation expenses during the related periods included in:

Cost of revenues	(34)	(38)
Selling and marketing expenses	(136)	(5)
General and administrative expenses	(51)	(36)
Total	(221)	(79)

(3)	Pro forma basic and diluted earnings per share are computed by dividing net income by weighted average number of common shares outstanding for the period plus the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share upon closing of the initial public offering as if the conversion had occurred at the beginning of the period, or when the preferred shares were issued, if later.

SOURCE VisionChina Media, Inc.